

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 27, 2016

Via E-Mail
Mr. John P. Rielly
Senior Vice President and Chief Financial Officer
Hess Corporation
1185 Avenue of the Americas
New York, NY 10036

> **Re:** **Hess Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 001-01204**

Dear Mr. Rielly:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Business and Properties, page 2

Production, page 4

1. Please expand the disclosure of production presented as average daily rates to provide this information as annual volumes for each of the last three fiscal years by final product sold with disclosure by geographical area and for each country and field that contains 15% or more of your total proved reserves. Refer to Item 1204(a) of Regulation S-K.

E&P Operations, page 5

Libya, page 6

2.   We note your disclosure on page 26 that in Libya, "civil and political unrest has largely interrupted production and crude oil export capability since August 2013. At the Waha fields (Hess 8%), the operator shut-in production for 2015 and force majeure declared by the national oil company of Libya remains in effect." The disclosure on page 31 also indicates that you are excluding any contribution from Libya regarding your expected total net daily production in 2016. Based on your disclosure, it appears that you have been without a means of consistently delivering your production to a market for a period of over two years as of December 31, 2015. We also note you describe circumstances which may not allow production and sales to resume in the foreseeable future.

Please tell us how you have reconciled your continued disclosure of proved reserves for Libya with the requirement in Rule 4-10(a)(26) of Regulation which requires there must exist, or there must be a reasonable expectation that there will exist a "means of delivering oil and gas or related substances to market." Additionally, reconcile for us why you believe the forecast of future production used in the calculation of your standardized measure of future net cash flows is reasonably certain and that the underlying net reserve quantities meet the requirements in Rule 4-10(a)(22) of Regulation S-X. Also tell us and expand your disclosure to explain your assumptions relating to the date(s) of resumed production incorporated into your reserve projections as of December 31, 2015. Refer to FASB ASC 932-235-50-10.

Selling Prices and Production Costs, page 8

3.   Please revise your disclosure of the average production costs per barrel of oil equivalent produced to exclude production and severance taxes in the calculation. Refer to Item 1204(b)(2) of Regulation S-K.

Supplementary Oil and Gas Data (Unaudited), page 83

Proved Oil and Gas Reserves, page 85

4.   We note disclosure in Exhibit 99.1 indicating that fuel gas is included as part of the natural gas reserves. Please expand the disclosure provided on pages 86 and 87 pursuant to FASB ASC 932-235-50-4 to additionally provide the net volumes of fuel gas reserves, if material.

5.   We also note disclosure in footnote (f) on page 87 indicating that fuel gas is included as part of the production figure used in the tabular reconciliation of total proved reserves. To facilitate reconciliation between the production volumes of marketable natural gas presented on an as sold basis pursuant to Item 1204(a) of Regulation S-K on page 5 and the volumes disclosed here under FASB ASC 932-235-50-5, please expand your disclosure to additionally provide the net volumes of fuel gas production, if material.

6. Please revise your disclosure to clearly relate the narrative explanation of significant changes provided on page 87 to the corresponding line item in the tabular reconciliation of total proved reserves presented on pages 86 and 87 (e.g. revisions of previous estimates, improved recovery, extensions and discoveries, acquisitions and divestitures).

    Your revised narrative disclosure should also address the change for the line item by separately identifying and quantifying each factor that contributed to a significant change so that the change in net reserves between periods is fully explained. To the extent that two or more factors contribute to a significant change, indicate the net amount attributable to each factor accompanied by a narrative explanation. For example, as part of the explanation relating to revisions in previous estimates of reserves, you should identify and quantify such factors as the changes caused by commodity prices, well performance, uneconomic proved undeveloped locations or projects or the changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan.

7. Please expand your explanation of the net change given in terms of barrels of oil equivalent amounts to also provide the corresponding net quantities by product type of crude oil, condensate and natural gas liquids and natural gas consistent with the net changes disclosed in the tabular reconciliation provided on pages 86 and 87. Alternatively, expand your tabular reconciliation to present your total proved reserves and the net changes expressed in terms of barrels of oil equivalent. Refer to the guidance regarding disclosure of the total quantity of reserves for all products provided in Example 1 of FASB ASC 932-235-55-2.

8. Furthermore, expand your disclosure to include a narrative explanation of the significant changes in total proved reserves consistent with the disclosure of a tabular reconciliation of such changes for the period ending December 31, 2013.

Proved Undeveloped Reserves, page 88

9. Please expand your explanation of the net changes in proved undeveloped reserves given in terms of barrels of oil equivalent amounts to also provide the corresponding net quantities by product type of crude oil, condensate and natural gas liquids and natural gas consistent with the presentation of the net changes disclosed in the tabular reconciliation provided on page 88. Alternatively, expand your tabular reconciliation to present your proved undeveloped reserves and the changes therein expressed in terms of barrels of oil equivalent.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page 89

10.   Please tell us if the costs associated with the abandonment of your proved properties are material and, if true, confirm that such costs are included as part of the future development costs used in the computation of the standardized measure of future net cash flows presented on pages 90 through 91. Refer to the guidance provided by the Division of Corporation Finance at

http://www.sec.gov/divisons/corpfin/guidance/oilgasletter.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources